20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

June 22, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: John Reynolds

Re:	20/20 GeneSystems, Inc.

Offering Statement on Form 1-A

Filed March 9, 2018

File No. 024-10816

Dear Mr. Reynolds:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 5, 2018, providing the Staff’s comments with respect to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 6

1.	We note the discussion on page 17 regarding different options for ongoing reporting. Please revise where appropriate to clarify your reporting if your shares become quoted on the OTCQB.

Response: We have revised the Offering Statement to clarify our ongoing reporting obligations if the Company’s shares of common stock become quoted on the OTCQB, which are satisfied by remaining in compliance with (i) SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act.

Description of Business, page 25

2.	We note the statement that you believe Paula’s Test is the “first combinatorial blood test … that incorporates a machine learning algorithm.” We also note the statement that “no marketed product currently competes with our proposed OneTest multi (pan) cancer test.” Please revise to clearly differentiate how your current and pending tests differ from ones provided by other companies. For example, it appears that some public companies currently offer tests using machine learning and algorithms, and some tests appear to screen for multiple types of cancer.

Response: We have revised the Offering Statement to differentiate how our tests differ form those of other companies.

U.S. Securities and Exchange Commission

June 22, 2018

Our Commercial Approach, page 29

3.	We note statements that you “expect to eventually” make your products available to large national clinical laboratory testing chains such as LabCorp or Quest Diagnostics. Please clarify the expected timeline for any existing or planned arrangements with such third parties to the extent material. Please also revise to clarify the status of your tests. For example, the first paragraph on page 1 suggests that your products currently include OneTest; however, you state on page 28 that OneTest is “late stage” without providing an approximate timeline for commercialization. You also (1) refer to BioCheck as a “legacy” product without explaining the extent to which it is expected to generate more than de minimis revenues and (2) refer to “Lung Cancer Detection (China)” on page 28 without providing an approximate timeline for commercialization.

Response: We have revised the Offering Statement to clarify the expected timeline for the status and commercialization of our tests. The Company operates its own lab with a Certificate of Compliance (General Immunology) through June 2020. In May 2018, the Company acquired, installed, and validated the automated immunoassay analyzers needed to run OneTest™. We expect to have all of our standard operating procedures in place per CLIA requirements before the end of June 2018 at which time we expect to widely promote OneTest™, with an initial focus in the Washington, D.C. metropolitan area. We estimate our current capacity would be to handle up to approximately 500 tests per week. Before we exceed that capacity, which may occur before the end of 2019, we would seek to have the biomarker tests run in external clinical labs such as LabCorp and Quest Diagnostics. This will likely require approval from the Food and Drug Administration since the test would no longer be a Laboratory Developed Test.

Regarding other products, the Company’s current intent is that PAULA’s Test+™ will become subsumed by OneTest™, at least for customers with a history of smoking, since most of the biomarkers that are detected by the former are also detected by the latter. It is possible that PAULA’s Test+™ will remain as a stand-alone test for high risk smokers and former smokers although time is needed to make that assessment. Our Chinese lung cancer test algorithm, which is presently designed to help with the differentiation of benign and malignant pulmonary nodules, will likely need to be integrated with Artificial Intelligence imaging technology to become competitive. Our BioCheck® kits for screening suspicious powders remains profitable but with limited growth potential, at least in the U.S. absent a serial anthrax incident like the one that occurred in the U.S. in 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

4.	We note that you do not expect to have a predictable revenue stream in the near future and that you recently transitioned to a “potentially more profitable self-pay model.” We also note the statement that you have “payment obligations and obligations to pursue development and commercialization of diagnostic tests.” Please revise to address these topics to the extent they represent trends, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues. In this regard, if material, please address period-to-period changes to the average selling price of Paula’s test, which you state on page 3 is about $149. Refer to Item 9(d) of Part II of Form 1-A.

Response: We have revised our disclosure to include period-to-period changes for our products. Based on market research conducted to date, including pre-orders, we believe that there is a substantial base of American consumers willing to pay between $150 to $200 for our multi-cancer early detection blood (OneTest™). At an average selling price of $175, this product would generate gross profit margins of 80% that would rise to about 90% with growing test volume as the negotiated cost of test reagents drop from the current $30 to below $20.

U.S. Securities and Exchange Commission

June 22, 2018

In addition, we have revised our disclosure to summarize our payment obligations and obligations to pursue development and commercialization of diagnostic tests.

5.	We note your disclosure related to your sources of revenue. We also note that your website states that BioCheck “generates revenues of about $500,000 per year with Gross Profit margins of about 80%.” It also states that the company “has brought in approximately $7.5 million in grant funding.” Please advise us how these statements reconcile with the disclosure in the Form 1-A, and, as necessary, enhance your disclosure to more specifically address how the company earns revenue from grants and sales of BioCheck and other services.

Response: We are in the process of removing such information from our website, which was incorrect. The information in the Form 1-A is correct and, therefore, requires no further revision.

Compensation of Directors and Executive Officers, page 42

6.	We note your disclosure that certain directors are awarded options that vest over time. Please revise this section to provide all information required by Item 11(d) of Form 1-A.

Response: We have revised the Offering Statement to disclose the compensation payable to the Company’s Chief Executive Officer and to clarify that the Company does not otherwise have an ongoing plan or arrangement for compensation of directors and executive officers.

Interest of Management and Others in Certain Transactions, page 44

7.	We note your disclosure on page F-12 regarding various Investment LLCs and arrangements with immediate family members of the CEO. Please revise this section to provide all information required by Item 13 of Form 1-A and file any related agreements.

Response: We have revised our disclosure to provide all of the information required by Item 13 of Form 1-A. We do not believe that these agreements must be filed since they are not material.

Part III - Exhibits

8.	Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

Response: We have revised the Offering Statement to file the escrow agreement as an exhibit thereto.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.